Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.
The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the definitive joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Day One Organizational Structures Announced for the Oilfield Services, Sales and Marketing, and
Global Asset Management Groups
As a follow up to the Integration Update dated January 28, we are announcing the initial structure for the integration of BJ Services’ oilfield services (OFS) groups into the Baker Hughes global organization, effective upon the closing of the pending BHI/BJ merger (“Day One”). These technologies and services are complementary to Baker Hughes’ offerings and will help broaden the range of services that the combined company will offer customers around the world.
The new structure is designed to enable customers of both companies to continue to benefit from state-of-the-art technologies, world-class customer service and problem-free operations—beginning Day One. Of course, this is a transitional structure, and the integrated company will evolve over time to a structure that best positions the company to exploit market opportunities.
Effective Day One, BJ Services’ OFS groups will be integrated into BHI as follows:
•	BJ’s chemical services and completion fluids groups will report organizationally to BHI’s fluids and chemicals product group. The BJ chemical services group will continue to be led by Fred Toney while the completion fluids group will continue to be led by Channon Ollre. Both Fred and Channon will report to Pat Marfone, BHI’s product group president for fluids and chemicals. Pat reports to Derek Mathieson, BHI products and technology president.

•	BJ’s tubular services and completion tools groups will report into BHI’s completion and production product group. Tubular services will continue to be led by Kenny Watt while the completion tools organization will continue to be led by David Walker. Both Kenny and David will report to Neil Harrop, BHI president for the completion and production group. Neil also reports to Derek Mathieson.

•	BJ’s tool services product line (including its Canada and international operations and sales groups) and the Innicor perforating services business will become part of the Baker Hughes Canada organization. BJ’s Randy Walliser, perforating systems, and Bob Jones, tool services, will report to Blair Albers, currently BJ’s vice president of Canadian operations. Blair will continue to report to Ronney Coleman, BJ’s vice president of pressure pumping for North America. As previously announced, Ronney will report to Andy O’Donnell, BHI Western Hemisphere president. Tool services operations and sales in the U.S. will retain its current reporting structure on Day One.

Also effective on Day One, BJ Services’ process and pipeline services (PPS) group will begin reporting into the newly created BHI Industrial Portfolio group. The PPS group precommissions new pipelines and processing plants (LNG and petrochemical facilities, refineries, etc.) and provides maintenance services for existing pipelines and facilities. This group will continue to be led by Lindsay Link, BJ’s division vice president for process and pipeline services. Lindsay will report to the president of the Industrial Portfolio organization, who will be named shortly. The Industrial Portfolio president will, in turn, report to Martin Craighead, Baker Hughes chief operating officer.
The BJ Services sales and marketing and global asset management groups will be integrated into BHI as follows:
•	Kelly Price, currently vice president for global sales and marketing for BJ Services, will lead the Day One sales and marketing efforts for BJ in the BHI organization. Kelly will report to Derek Mathieson and will retain the responsibilities he currently has in the areas of sales and marketing for BJ’s products and services. Kelly will also play a key role in determining the optimal organization for the combined organization over the next several months.

•	The global asset management organization will move into the pressure pumping product group, announced in the last organizational update. Robert Hoskins, vice president of global asset management for BJ Services, will continue to lead this important function. Robert will report to Jeff Hibbeler, who will lead the pressure pumping product group as announced in the previous update. Jeff will report to Derek Mathieson.
Baker Hughes looks forward to welcoming each of these key managers into their new roles in the Baker Hughes organization.
We will provide additional updates as transitional structures are finalized for the corporate and support functions, and once other individuals are appointed to fill key management roles within the combined company.
Integration Task Force Teams
With both the PPS and OFS organizational structures now set, the integration task forces and sub teams are working to ensure that these structures are optimally supported from Day One. These teams continue to make progress with integration strategies and initiatives, many of which were mentioned in past Integration Update issues.

Please Remember
•	Baker Hughes and BJ Services will continue to operate independently until the merger has been approved by the stockholders and is legally finalized.

•	All Baker Hughes and BJ Services employees must continue to report only to their current supervisor until the transaction closes.

•	Safety and service quality are our top priorities. Please do your part to ensure that our operations are as safe and environmentally responsible as ever.
For Additional Information
Please feel free to submit questions to your respective HR department. All frequently-asked questions and other communications regarding the integration are available on the transition website, www.premieroilservices.com.

Andy O’ Donnell	Dave Dunlap

Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
These materials are not a substitute for the Registration Statement that Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction with BJ Services Company (“BJ Services”), or the definitive joint proxy statement/prospectus sent to security holders of Baker Hughes and BJ Services on or about February 16, 2010 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 12, 2010, WHICH WAS SENT TO SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ON OR ABOUT FEBRUARY 16, 2010, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Baker Hughes or BJ Services common stock.

The definitive joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600.
The definitive joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.